UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November, 2015

Commission File Number: 1-6784

Panasonic Corporation

1006, Oaza Kadoma,

Kadoma City, Osaka 571-8501

Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

This Form 6-K consists of:

1.	News release issued on October 29, 2015, by Panasonic Corporation (the registrant), announcing its consolidated financial results for the six months ended September 30, 2015 (fiscal 2016).

2.	Supplemental consolidated financial data for second quarter and six months ended September 30, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By:	/s/ HIROHISA IKUTOMI
Hirohisa Ikutomi, Attorney-in-Fact
Manager of Disclosure & Investor Relations Office, Disclosure Section,
Panasonic Corporation

Dated: November 2, 2015

October 29, 2015

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Chieko Gyobu (Japan)

Public Relations Department

(Tel: +81-3-3574-5664)

Panasonic News Bureau (Japan)

(Tel: +81-3-3542-6205)

Jim Reilly (U.S.)

(Tel: +1-201-392-6067)

Anne Guennewig (Europe)

(Tel: +49-611-235-457)

Yukie Takakuwa (Japan) Disclosure & Investor Relations Office (Tel: +81-6-6908-1121) Yuko Iwatsu (U.S.) (Tel:+1-201-348-7000) Hiroko Carvell (Europe) (Tel:+ 44-134-470-6982)

Panasonic Reports its Consolidated Financial Results

for the Six-month ended September 30, 2015

Osaka, Japan, October 29, 2015 — Panasonic Corporation (Panasonic [TSE:6752]) today reported its consolidated financial results for the six months ended September 30, 2015, of the current fiscal year ending March 31, 2016 (fiscal 2016).

Consolidated Financial Results

for Fiscal 2016 2Q, ended September 30, 2015

Panasonic Corporation

Summary

Yen (billions)

	Fiscal 2016 Six Months ended September 30, 2015	Fiscal 2015 Six Months ended September 30, 2014	Percentage 2016/2015
Net sales	3,760.4	3,722.9	101%
Domestic	1,708.9	1,749.9	98%
Overseas	2,051.5	1,973.0	104%
Operating profit *	200.5	177.0	113%
	5.3%	4.8%
Income before income taxes	164.1	121.9	135%
	4.4%	3.3%
Net income attributable to Panasonic Corporation	111.3	80.9	138%
	3.0%	2.2%
Net income attributable to Panasonic Corporation, basic
per common share	48.11 yen	35.01 yen	13.10 yen
per ADS	48.11 yen	35.01 yen	13.10 yen
Net income attributable to Panasonic Corporation, diluted
per common share	48.11 yen	35.01 yen	13.10 yen
per ADS	48.11 yen	35.01 yen	13.10 yen

Notes:	1. The Company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

2. Number of consolidated companies: 486 (including parent company) Number of associated companies under the equity method: 93

*	For information about operating profit, see Note 1 of the Notes to consolidated financial statements on page 8.

Consolidated Financial Results

for Fiscal 2016 2Q, ended September 30, 2015

Panasonic Corporation

Consolidated Statements of Income and

Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

Yen (millions)

	Fiscal 2016 Six Months ended September 30, 2015		Fiscal 2015 Six Months ended September 30, 2014		Percentage 2016/2015
		%		%	%
Net sales	3,760,428	100.0	3,722,883	100.0	101
Cost of sales	2,682,023	71.3	2,683,320	72.1

Gross profit	1,078,405	28.7	1,039,563	27.9	104
Selling, general and administrative expenses	877,955	23.4	862,584	23.1

Operating profit *	200,450	5.3	176,979	4.8	113

Other income (deductions)	(36,310)	(0.9)	(55,077)	(1.5)
Interest income	10,951	0.3	6,230	0.2
Dividends received	1,390	0.0	1,236	0.0
Interest expense	(9,063)	(0.2)	(9,421)	(0.3)
Expenses associated with the implementation of early retirement programs **	(4,228)	(0.1)	(5,094)	(0.1)
Other income (deductions), net	(35,360)	(0.9)	(48,028)	(1.3)

Income before income taxes	164,140	4.4	121,902	3.3	135

Provision for income taxes	48,424	1.3	36,911	1.0
Equity in earnings of associated companies	8,134	0.2	5,138	0.1

Net income	123,850	3.3	90,129	2.4	137

Less net income attributable to noncontrolling interests	12,517	0.3	9,196	0.2

Net income attributable to Panasonic Corporation	111,333	3.0	80,933	2.2	138

Notes:	1. In other income (deductions), the Company incurred expenses associated with the implementation of early retirement programs of certain domestic and overseas companies.
2. Depreciation (tangible assets)	117,040	million yen	115,053	million yen
3. Capital investment	104,297	million yen	93,968	million yen
4. R&D expenditures	227,783	million yen	224,088	million yen
5. Number of employees	254,606		262,952

* **	See Notes to consolidated financial statements on page 8.

Consolidated Financial Results

for Fiscal 2016 2Q, ended September 30, 2015

Panasonic Corporation

Consolidated Statements of Comprehensive Income

Yen (millions)

	Fiscal 2016 Six Months ended September 30, 2015	Fiscal 2015 Six Months ended September 30, 2014	Percentage 16/15
			%
Net income	123,850	90,129	137
Other comprehensive income (loss), net of tax:

Translation adjustments	(63,980)	85,403
Unrealized holding gains of available-for-sale securities	8,538	7,581
Unrealized holding gains (losses) of derivative instruments	(784)	1,450
Pension liability adjustments	34,181	13,198

Subtotal	(22,045)	107,632

Comprehensive income	101,805	197,761	51
Less comprehensive income attributable to noncontrolling interests	4,328	14,086

Comprehensive income attributable to Panasonic Corporation	97,477	183,675	53

Consolidated Financial Results

for Fiscal 2016 2Q, ended September 30, 2015

Panasonic Corporation

Information by Segment

Yen (billions)

	Fiscal 2016 Six Months ended September 30, 2015					Fiscal 2015 Six Months ended September 30, 2014
	Sales	16/15	Segment Profit	% of Sales	16/15	Sales	Segment Profit	% of Sales
		%		%	%			%
Appliances	1,171.9	98	43.5	3.7	109	1,193.1	39.9	3.3
Eco Solutions	772.3	98	30.4	3.9	73	790.4	41.8	5.3
AVC Networks	570.8	107	31.9	5.6	810	531.6	3.9	0.7
Automotive & Industrial Systems	1,386.6	100	61.1	4.4	105	1,386.2	58.0	4.2
Other	280.2	94	1.0	0.4	51	297.9	1.9	0.7

Subtotal	4,181.8	100	167.9	4.0	115	4,199.2	145.5	3.5
Eliminations and adjustments	(421.4)	—	32.6	—	—	(476.3)	31.5	—

Consolidated total	3,760.4	101	200.5	5.3	113	3,722.9	177.0	4.8

Notes:

1.  The Company’s segments are classified according to a divisional company-based management system, which focuses on global consolidated management by each divisional company, in order to ensure consistency of its internal management structure and disclosure.

Certain businesses were transferred among segments on April 1, 2015. Accordingly, the figures for segment information in fiscal 2015 have been reclassified to conform to the presentation for fiscal 2016.

2.  The figures in Eliminations and adjustments include earnings and expenses which are not attributable to any reportable segments, for the purpose of evaluating operating results of each segment, and consolidation adjustments (including amortization of intangible assets and differences of accounting principles).

Consolidated Financial Results

for Fiscal 2016 2Q, ended September 30, 2015

Panasonic Corporation

Consolidated Balance Sheets

Yen (millions)

	September 30, 2015	March 31, 2015	Difference
Current assets:	3,344,281	3,412,740	-68,459
Cash and cash equivalents	1,156,050	1,280,408	-124,358
Time deposits	3,000	18,470	-15,470
Trade receivables:
Notes	81,692	79,055	+2,637
Accounts	895,863	937,986	-42,123
Allowance for doubtful receivables	(25,086)	(24,947)	-139
Inventories	835,143	762,670	+72,473
Other current assets	397,619	359,098	+38,521
Investments and advances	346,736	313,669	+33,067
Property, plant and equipment, net of accumulated depreciation	1,334,928	1,374,831	-39,903
Other assets	846,115	855,707	-9,592

Total assets	5,872,060	5,956,947	-84,887

Current liabilities:	2,660,625	2,732,800	-72,175
Short-term debt, including current portion of long-term debt	233,370	260,531	-27,161
Trade payables:
Notes	250,075	236,970	+13,105
Accounts	715,544	746,335	-30,791
Other current liabilities	1,461,636	1,488,964	-27,328
Noncurrent liabilities:	1,150,265	1,231,595	-81,330
Long-term debt	709,373	712,385	-3,012
Other long-term liabilities	440,892	519,210	-78,318

Total liabilities	3,810,890	3,964,395	-153,505

Panasonic Corporation shareholders’ equity:	1,908,073	1,823,293	+84,780
Common stock	258,740	258,740	—
Capital surplus	980,508	984,111	-3,603
Retained earnings	1,106,665	1,021,241	+85,424
Accumulated other comprehensive income (loss)	(207,107)	(193,251)	-13,856
Treasury stock, at cost	(230,733)	(247,548)	+16,815
Noncontrolling interests	153,097	169,259	-16,162

Total equity	2,061,170	1,992,552	+68,618

Total liabilities and equity	5,872,060	5,956,947	-84,887

Note:	Accumulated other comprehensive income (loss) breakdown:

Yen (millions)

	September 30, 2015	March 31, 2015	Difference
Cumulative translation adjustments	(45,307)	11,858	-57,165
Unrealized holding gains of available-for-sale securities	22,950	14,285	+8,665
Unrealized gains of derivative instruments	2,367	3,135	-768
Pension liability adjustments	(187,117)	(222,529)	+35,412

Consolidated Financial Results

for Fiscal 2016 2Q, ended September 30, 2015

Panasonic Corporation

Consolidated Statements of Cash Flows

Yen (millions)

	Fiscal 2016 Six Months ended September 30, 2015	Fiscal 2015 Six Months ended September 30, 2014
Cash flows from operating activities
Net income	123,850	90,129
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	136,658	137,156
Net (gain) loss on sale of investments	(1,129)	(1,441)
(Increase) decrease in trade receivables	26,126	22,581
(Increase) decrease in inventories	(86,615)	(69,461)
Increase (decrease) in trade payables	8,449	35,905
Increase (decrease) in retirement and severance benefits	(23,104)	(19,470)
Other	(57,434)	(28,099)

Net cash provided by operating activities	126,801	167,300

Cash flows from investing activities
Proceeds from disposals of investments and advances	4,137	12,649
Increase in investments and advances	(23,181)	(4,316)
Capital expenditures	(119,764)	(102,219)
Proceeds from disposals of property, plant and equipment	12,383	14,780
(Increase) decrease in time deposits	15,470	(1,653)
Other	(38,967)	734

Net cash used in investing activities	(149,922)	(80,025)

Cash flows from financing activities
Increase (decrease) in short-term debt	13,305	(4,831)
Increase (decrease) in long-term debt	(45,817)	(37,232)
Dividends paid to Panasonic Corporation shareholders	(23,113)	(18,492)
Dividends paid to noncontrolling interests	(12,234)	(16,094)
(Increase) decrease in treasury stock	(72)	(43)
Other	(4,601)	(1,480)

Net cash used in financing activities	(72,532)	(78,172)

Effect of exchange rate changes on cash and cash equivalents	(28,705)	32,985

Net increase (decrease) in cash and cash equivalents	(124,358)	42,088
Cash and cash equivalents at beginning of period	1,280,408	592,467

Cash and cash equivalents at end of period	1,156,050	634,555

Consolidated Financial Results

for Fiscal 2016 2Q, ended September 30, 2015

Panasonic Corporation

Notes to consolidated financial statements:

1.	In order to be consistent with generally accepted financial reporting practices in Japan, operating profit, a non-GAAP measure, is presented as net sales less cost of sales and selling, general and administrative expenses. The Company believes that this is useful to investors in comparing the Company’s financial results with those of other Japanese companies. Please refer to the accompanying consolidated statement of operation and Note 2 for the U.S. GAAP reconciliation.

2.	Under U.S. GAAP, expenses associated with the implementation of early retirement programs at certain domestic and overseas companies and the impairment losses on goodwill and fixed assets would be included as part of operating profit in the statement of operations.

3.	Assumption for going concern: None

4.	Significant changes in Panasonic Corporation shareholders’ equity: None

5.	Significant subsequent events: None

6.	The Company implemented the share exchange with Panasonic Information Systems Co., Ltd. (Panasonic IS) in order to make Panasonic a wholly-owing parent company and Panasonic IS a wholly-owned subsidiary on August 1, 2015. Shares of Panasonic IS were delisted from the Tokyo Stock Exchange as of July 29, 2015.

7.	Number of consolidated companies as of September 30, 2015: 485

Number of associated companies under the equity method as of September 30, 2015: 93

Consolidated Financial Results

for Fiscal 2016 2Q, ended September 30, 2015

Panasonic Corporation

Consolidated Financial Results

1. Six Months ended September 30, 2015

A. Operating Results

Yen (billions)

	Fiscal 2016 six months ended Sep. 30, 2015	Fiscal 2015 six months ended Sep. 30, 2014	Percentage 2016/2015
Net sales	3,760.4	3,722.9	101%
Operating profit[1]	200.5	177.0	113%
Income before income taxes	164.1	121.9	135%
Net income attributable to Panasonic Corporation	111.3	80.9	138%

During the six months ended September 30, 2015 under review, the economic slowdown was seen in emerging countries including China. In the U.S., both employment environment and personal spending continued to improve. In Japan, economic recovery was slow due to weak personal spending and exportation, although employment environment improved.

Under such business circumstances, Panasonic positions its fiscal 2016 as a year to make a major change towards generating profit from sales growth. In its recent business conditions, Panasonic has determined its business fields for sustainable growth and has been promoting various initiatives.

As one of the initiatives during the six months ended September 30, 2015, for “Age-free” (elderly care) business, the Company opened an elderly housing with supportive service site in September 2015, for the first time in the neighborhood of Tokyo. Adopting Panasonic Group’s housing equipment and electronic products, this is established with Panasonic’s skills and experiences in nursing care facilities and services. For consumer electronics business, Panasonic exhibited Lifestyle Showcase at the Internationale Funkausstellung Berlin (IFA) 2015, one of the biggest trade shows for consumer electronics in the world. The Company presented its idea of “lifestyles we all desire,” with a wide range of products from audio-visual equipment to home appliances and personal-care products.

[1]	For information about operating profit, see Note 1 of the Notes to consolidated financial statements on page 8.

Consolidated Financial Results

for Fiscal 2016 2Q, ended September 30, 2015

Panasonic Corporation

Consolidated group sales for six months ended September 30, 2015 under review increased by 1% to 3,760.4 billion yen from the same period of fiscal 2015 (a year ago). Domestic sales decreased year on year due mainly to sales decrease of solar photovoltaic systems, although sales in consumer electronics were stable. Overseas sales increased year on year due mainly to a positive effect from yen depreciation and sales increase in BtoB solutions business, although sales in TVs decreased due mainly to downsizing marketing activities to focus on making a profit.

Operating profit increased by 13% to 200.5 billion yen from a year ago, due to withdrawing or downsizing unprofitable businesses and improvements in the business through restructuring. The Company has strategically focused on high value-added products, which contributed to the operating profit growth as well.

Income before income taxes increased by 35% to 164.1 billion yen comparing with the same period of last year. This was due mainly to the reduction of expenses for preventing further accidents with the residential water heating systems in other income (deductions) incurred a year ago.

Net income attributable to Panasonic Corporation increased by 38% to 111.3 billion yen from a year ago, due to the benefit from the revaluation of deferred tax assets as a result of the board resolution to introduce the consolidated tax in the first quarter of fiscal 2016.

B. Breakdown by Segment

Appliances

Yen (billions)

	Fiscal 2016 six months ended Sep. 30, 2015	Fiscal 2015 six months ended Sep. 30, 2014	Percentage 2016/2015
Sales	1,171.9	1,193.1	98%
Segment profit	43.5	39.9	109%

Consolidated Financial Results

for Fiscal 2016 2Q, ended September 30, 2015

Panasonic Corporation

Sales decreased by 2% to 1,171.9 billion yen from a year ago. This was due mainly to sales decrease in TV business as a result of downsizing marketing activities, and worse market condition in China. However, sales in home appliances and personal-care products were favorable mainly in Japan. Segment profit increased to 43.5 billion yen from a year ago due mainly to the impact by the sales increase offsetting the negative impact of exchange rate movement.

Eco Solutions

Yen (billions)

	Fiscal 2016 six months ended Sep. 30, 2015	Fiscal 2015 six months ended Sep. 30, 2014	Percentage 2016/2015
Sales	772.3	790.4	98%
Segment profit	30.4	41.8	73%

Sales decreased by 2% to 772.3 billion yen compared with the previous year. Sales decreased significantly in solar photovoltaic systems business due to worse market condition in Japan. However, businesses including wiring devices and circuit breakers were favorable. Segment profit decreased significantly to 30.4 billion yen from a year ago, since rationalization initiatives were unable to offset the impact from sales decrease in solar photovoltaic systems and exchange rate movement.

AVC Networks

Yen (billions)

	Fiscal 2016 six months ended Sep. 30, 2015	Fiscal 2015 six months ended Sep. 30, 2014	Percentage 2016/2015
Sales	570.8	531.6	107%
Segment profit	31.9	3.9	810%

Sales increased by 7% to 570.8 billion yen from a year ago. Sales in Vertical Solution Business maintained strong, leading segment-wide sales growth. Sales also increased in Visual and Imaging Business, including favorable sales in security system in Japan. Segment profit increased significantly to 31.9 billion yen from a year ago, due to sales increase mainly in Vertical Solution Business.

Consolidated Financial Results

for Fiscal 2016 2Q, ended September 30, 2015

Panasonic Corporation

Automotive & Industrial Systems

Yen (billions)

	Fiscal 2016 six months ended Sep. 30, 2015	Fiscal 2015 six months ended Sep. 30, 2014	Percentage 2016/2015
Sales	1,386.6	1,386.2	100%
Segment profit	61.1	58.0	105%

Sales were 1,386.6 billion yen in line with the same period a year ago. Sales increases in LCD panels due to favorable non-TV application and automotive electronics businesses were unable to offset the impact from termination of some Industrial businesses and sales decrease in Factory Solution Business compared to the previous year when demand was temporarily strong. Segment profit grew to 61.1 billion yen from a year ago due mainly to streamlining of material-related process, fixed-cost reductions and the positive impact of exchange rate movement, although R&D costs mainly in automotive business increased.

Other

Yen (billions)

	Fiscal 2016 six months ended Sep. 30, 2015	Fiscal 2015 six months ended Sep. 30, 2014	Percentage 2016/2015
Sales	280.2	297.9	94%
Segment profit	1.0	1.9	51%

Sales decreased by 6% to 280.2 billion yen from a year ago due mainly to the business transfers, despite sales increase in PanaHome. Segment profit decreased to 1.0 billion yen from a year ago.

C. Consolidated Financial Condition

Net cash provided by operating activities for the six months ended September 30, 2015 amounted to 126.8 billion yen, compared with an inflow of 167.3 billion yen a year ago. This was due mainly to an increase of working capital including inventories and trade payables. Net cash used in investing activities amounted to 149.9 billion yen, compared with an outflow of 80.0 billion yen a year ago. This was due mainly to purchase of subsidiaries’ and associated companies’ shares, and an increase in capital expenditures. Accordingly, free cash flow (net cash provided by operating activities plus net cash provided by investing activities) decreased by 110.4 billion yen from a year ago to an outflow of 23.1 billion yen. Net cash used in financing activities amounted to 72.5 billion yen, the same level as a year ago. Taking into consideration exchange rate movement, cash and cash equivalents totaled 1,156.1 billion yen as of September 30, 2015, down 124.4 billion yen compared with the end of the fiscal 2015.

Consolidated Financial Results

for Fiscal 2016 2Q, ended September 30, 2015

Panasonic Corporation

The Company’s consolidated total assets as of September 30, 2015 decreased by 84.9 billion yen to 5,872.1 billion yen from March 31, 2015. This was due mainly to decreases in cash and cash equivalent and account receivables, and some currency depreciation in emerging countries, despite the seasonal increase in its inventory. The Company’s consolidated total liabilities as of September 30, 2015 decreased by 153.5 billion yen to 3,810.9 billion yen from March 31, 2015. This was due mainly to redemption of unsecured straight bonds and decrease in retirement and severance benefits. Panasonic Corporation shareholders’ equity increased by 84.8 billion yen, compared with March 31, 2015, to 1,908.1 billion yen. Adding Noncontrolling interests to Panasonic Corporation shareholders’ equity, total equity was 2,061.2 billion yen.

2. Forecast for Fiscal 2016

The business performance forecast for fiscal 2016 remains unchanged from the previous forecast announced on April 28, 2015.

Consolidated Financial Results

for Fiscal 2016 2Q, ended September 30, 2015

Panasonic Corporation

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (that include those within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934), as amended about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings under the Financial Instrument and Exchange Act of Japan (the FIEA) and other publicly disclosed documents.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the Americas, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; the possibility that excessive currency rate fluctuations of the U.S. dollar, the euro, the Chinese yuan and other currencies against the yen may adversely affect costs and prices of Panasonic’s products and services and certain other transactions that are denominated in these foreign currencies; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the possibility of the Panasonic Group not being able to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results or incurring unexpected losses in connection with the alliances or mergers and acquisitions; the possibility of not being able to achieve its business objectives through joint ventures and other collaborative agreements with other companies, including due to the pressure of price reduction exceeding that which can be achieved by its effort and decrease in demand for products from business partners which Panasonic highly depends on in BtoB business areas; the possibility of the Panasonic Group not being able to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; the possibility of incurring expenses resulting from a leakage of customers’ or confidential information from Panasonic’s systems due to unauthorized access or a detection of vulnerability of network-connected products of the Panasonic Group; as well as natural disasters including earthquakes, prevalence of infectious diseases throughout the world, disruption of supply chain and other events that may negatively impact business activities of the Panasonic Group. The factors listed above are not all-inclusive and further information is contained in the most recent English translated version of Panasonic’s securities reports under the FIEA and any other documents which are disclosed on its website.

# # #

October 29, 2015

Panasonic Corporation

Supplemental Consolidated Financial Data for Fiscal 2016

Second Quarter and Six Months, ended September 30, 2015

Note:	Certain businesses were transferred among segments on April 1, 2015. Accordingly, the figures for segment information in fiscal 2015 have been reclassified to conform to the presentation for fiscal 2016.

1. Segment Information

yen (billions)

		Fiscal 2016 2Q					Fiscal 2016 Six Months ended September 30, 2015
		Sales	16/15	Segment Profit	% of sales	16/15	Sales	16/15	Segment Profit	% of sales	16/15
Appliances	(AP)	572.9	99%	19.7	3.4%	220%	1,171.9	98%	43.5	3.7%	109%
Eco Solutions	(ES)	402.1	99%	21.2	5.3%	83%	772.3	98%	30.4	3.9%	73%
AVC Networks	(AVC)	299.6	109%	26.8	9.0%	383%	570.8	107%	31.9	5.6%	810%
Automotive & Industrial Systems	(AIS)	690.0	98%	32.6	4.7%	88%	1,386.6	100%	61.1	4.4%	105%
Other		157.1	102%	6.2	4.0%	156%	280.2	94%	1.0	0.4%	51%

Total		2,121.7	100%	106.5	5.0%	129%	4,181.8	100%	167.9	4.0%	115%

Eliminations and Adjustments *1		-219.1	—	17.4	—	—	-421.4	—	32.6	—	—

Consolidated total		1,902.6	102%	123.9	6.5%	131%	3,760.4	101%	200.5	5.3%	113%

Appliances (production and sales consolidated) *2		618.2	101%	18.2	2.9%	236%	1,273.5	100%	39.6	3.1%	99%

*1	The figures in “Eliminations and Adjustments” include earnings and expenses which are not attributable to any reportable segments, for the purpose of evaluating operating results of each segment, and consolidation adjustments (including amortization of intangible assets and differences of accounting principles).
*2	The figures in “Appliances (production and sales consolidated)” include the sales and profits of sales division for consumer products, which are included in “Eliminations and Adjustments.”

2. Business Division Information

yen (billions)

		Fiscal 2016 2Q		Fiscal 2016 Six Months ended September 30, 2015
		Sales	16/15	Sales	16/15
AP	Refrigerator BD	38.1	110%	74.2	109%
	Laundry Systems and Vacuum Cleaner BD	54.1	112%	100.4	115%
	Cold Chain BD	26.0	101%	49.6	105%
ES	Lighting BD	77.8	103%	149.2	103%
	Energy Systems BD	94.7	91%	185.2	92%
	Housing Systems BD	89.6	99%	172.1	95%
	Panasonic Ecology Systems Co., Ltd.	37.0	103%	73.9	102%
AVC*[1]	Mobility Business	50.6	110%	98.6	107%
	Visual and Imaging Business	75.3	111%	139.7	109%
	Communication Business	36.8	94%	71.9	93%
	Vertical Solution Business	91.2	133%	171.9	125%
AIS*[2]	Automotive Business	173.0	105%	343.9	106%
	Energy Business	137.3	103%	263.7	102%
	Industrial Business	214.0	96%	424.6	96%
	Factory Solutions Business	77.0	90%	165.8	101%

*1	Each business in AVC Networks consists of the following BDs.

	•	Mobility Business	:	IT Products BD, Storage BD
	•	Visual and Imaging Business	:	Imaging Network BD, Security Systems BD, Visual Systems BD
	•	Communication Business	:	Office Products BD, Communication Products BD
	•	Vertical Solution Business	:	Avionics BD, Infrastructure Systems BD

*2	Each business in Automotive & Industrial Systems consists of the following BDs.

	•	Automotive Business	:	Automotive Infotainment Systems BD, Automotive Electronics Systems BD
	•	Energy Business	:	Rechargeable Battery BD, Energy Device BD, Panasonic Storage Battery Co., Ltd.
	•	Industrial Business	:	Electromechanical Control BD, Panasonic Semiconductor Solutions Co., Ltd., Device Solutions BD, Electronic Materials BD, Panasonic Liquid Crystal Display Co., Ltd.
	•	Factory Solutions Business	:	Smart Factory Solutions BD

Supplemental Consolidated Financial Data

for Fiscal 2016 2Q ended September 30, 2015

Panasonic Corporation

3. Sales by Region

	yen (billions)

	Fiscal 2016 2Q			Fiscal 2016 Six Months ended September 30, 2015
		Yen basis 16/15	Local currency basis 16/15		Yen basis 16/15	Local currency basis 16/15
Domestic	883.8	99%	99%	1,708.9	98%	98%
Overseas	1,018.8	104%	96%	2,051.5	104%	95%
North and South America	313.8	113%	99%	621.3	111%	97%
Europe	177.8	108%	110%	347.5	101%	104%
Asia	256.2	98%	92%	547.3	103%	94%
China	271.0	99%	87%	535.4	100%	86%

Total	1,902.6	102%	97%	3,760.4	101%	96%

4. Capital Investment by Segments

	yen (billions)

	Fiscal 2016 2Q		Fiscal 2016 Six Months ended September 30, 2015
		16-15		16-15
Appliances	10.4	+0.7	19.3	+3.1
Eco Solutions	10.3	+4.3	17.7	+4.4
AVC Networks	6.7	+1.8	12.2	+1.1
Automotive & Industrial Systems	31.1	+5.7	48.2	+4.9
Other	3.3	-3.3	6.9	-3.2

Total	61.8	+9.2	104.3	+10.3

Note:	These figures are calculated on an accrual basis.

5. Foreign Currency Exchange Rates

<Export Rate>

	Fiscal 2015 2Q	Fiscal 2015 Six Months ended September 30, 2014	Fiscal 2015 Full Year	Fiscal 2016 2Q	Fiscal 2016 Six Months ended September 30, 2015
U.S. Dollars	¥102	¥102	¥106	¥120	¥120
Euro	¥139	¥140	¥139	¥133	¥134

<Rates Used for Consolidation>

	Fiscal 2015 2Q	Fiscal 2015 Six Months ended September 30, 2014	Fiscal 2015 Full Year	Fiscal 2016 2Q	Fiscal 2016 Six Months ended September 30, 2015
U.S. Dollars	¥104	¥103	¥110	¥122	¥122
Euro	¥138	¥139	¥139	¥136	¥135

6. Number of Employees

				(persons)
	End of September 2014	End of March 2015	End of June 2015	End of September 2015
Domestic	112,092	106,697	106,467	105,804
Overseas	150,860	147,387	147,397	148,802

Total	262,952	254,084	253,864	254,606

Supplemental Consolidated Financial Data

for Fiscal 2016 2Q ended September 30, 2015

Panasonic Corporation

<Attachment 1> Reference

Segment Information for Fiscal 2016

Sales		yen (billions)

	1st quarter (Apr. - June)	2nd quarter (July - Sep.)
Appliances	599.0	572.9
Eco Solutions	370.2	402.1
AVC Networks	271.2	299.6
Automotive & Industrial Systems	696.6	690.0
Other	123.1	157.1

Total	2,060.1	2,121.7
Eliminations and Adjustments *1	-202.3	-219.1

Consolidated Total	1,857.8	1,902.6

Appliances (production and sales consolidated) *2	655.4	618.2

Segment profit		yen (billions)

	1st quarter (Apr. - June)	2nd quarter (July - Sep.)
Appliances	23.8	19.7
Eco Solutions	9.2	21.2
AVC Networks	5.1	26.8
Automotive & Industrial Systems	28.5	32.6
Other	-5.2	6.2

Total	61.4	106.5
Eliminations and Adjustments *1	15.2	17.4

Consolidated Total	76.6	123.9

Appliances (production and sales consolidated) *2	21.4	18.2

*1	The figures in “Eliminations and Adjustments” include earnings and expenses which are not attributable to any reportable segments, for the purpose of evaluating operating results of each segment, and consolidation adjustments (including amortization of intangible assets and differences of accounting principles).
*2	The figures in “Appliances (production and sales consolidated)” include the sales and profits of sales division for consumer products, which are included in “Eliminations and Adjustments.”

Supplemental Consolidated Financial Data

for Fiscal 2016 2Q ended September 30, 2015

Panasonic Corporation

<Attachment 2> Reference

Segment Information for Fiscal 2015

Note:	The figures for each segment in fiscal 2015 have been conformed to the presentation for fiscal 2016.

Sales					yen (billions)

	1st quarter (Apr. - June)	2nd quarter (July - Sep.)	3rd quarter (Oct. -Dec.)	4th quarter (Jan. - Mar.)	Full year (Apr. - Mar.)
Appliances	616.9	576.2	634.0	507.7	2,334.8
Eco Solutions	384.4	406.0	433.9	441.7	1,666.0
AVC Networks	257.7	273.9	296.2	326.5	1,154.3
Automotive & Industrial Systems	682.7	703.5	704.3	706.3	2,796.8
Other	143.2	154.7	149.3	317.3	764.5

Total	2,084.9	2,114.3	2,217.7	2,299.5	8,716.4
Eliminations and Adjustments *1	-232.6	-243.7	-221.3	-303.8	-1,001.4

Consolidated Total	1,852.3	1,870.6	1,996.4	1,995.7	7,715.0

Segment profit					yen (billions)

	1st quarter (Apr. - June)	2nd quarter (July - Sep.)	3rd quarter (Oct. -Dec.)	4th quarter (Jan. - Mar.)	Full year (Apr. - Mar.)
Appliances	31.0	8.9	18.4	-8.5	49.8
Eco Solutions	16.2	25.6	33.9	19.6	95.3
AVC Networks	-3.1	7.0	17.7	30.2	51.8
Automotive & Industrial Systems	21.1	36.9	30.9	27.5	116.4
Other	-2.0	3.9	-0.4	13.1	14.6

Total	63.2	82.3	100.5	81.9	327.9
Eliminations and Adjustments *1	19.1	12.4	12.8	9.7	54.0

Consolidated Total	82.3	94.7	113.3	91.6	381.9

yen (billions)

	Fiscal 2015
	Sales	Profit
Appliances (production and sales consolidated) *2	2,552.5	50.8

*1	The figures in “Eliminations and Adjustments” include earnings and expenses which are not attributable to any reportable segments, for the purpose of evaluating operating results of each segment, and consolidation adjustments (including amortization of intangible assets and differences of accounting principles).
*2	The figures in “Appliances (production and sales consolidated)” include the sales and profits of sales division for consumer products, which are included in “Eliminations and Adjustments.”

Supplemental Consolidated Financial Data

for Fiscal 2016 2Q ended September 30, 2015

Panasonic Corporation

<Attachment 3> Reference

Business Division Information for Fiscal 2016 (Sales)

yen (billions)

		1st quarter (Apr. - June)	2nd quarter (July - Sep.)
AP	Refrigerator BD	36.1	38.1
	Laundry Systems and Vacuum Cleaner BD	46.3	54.1
	Cold Chain BD	23.6	26.0
ES	Lighting BD	71.5	77.8
	Energy Systems BD	90.5	94.7
	Housing Systems BD	82.5	89.6
	Panasonic Ecology Systems Co., Ltd.	36.9	37.0
AVC*1	Mobility Business	48.0	50.6
	Visual and Imaging Business	64.3	75.3
	Communication Business	35.1	36.8
	Vertical Solution Business	80.8	91.2
AIS*2	Automotive Business	170.9	173.0
	Energy Business	126.3	137.3
	Industrial Business	210.6	214.0
	Factory Solutions Business	88.8	77.0

*1 Each business in AVC Networks consists of the following BDs.

•	Mobility Business	:	IT Products BD, Storage BD
•	Visual and Imaging Business	:	Imaging Network BD, Security Systems BD, Visual Systems BD
•	Communication Business	:	Office Products BD, Communication Products BD
•	Vertical Solution Business	:	Avionics BD, Infrastructure Systems BD

*2 Each business in Automotive & Industrial Systems consists of the following BDs.

•	Automotive Business	:	Automotive Infotainment Systems BD, Automotive Electronics Systems BD
•	Energy Business	:	Rechargeable Battery BD, Energy Device BD, Panasonic Storage Battery Co., Ltd.
•	Industrial Business	:	Electromechanical Control BD, Panasonic Semiconductor Solutions Co., Ltd., Device Solutions BD, Electronic Materials BD, Panasonic Liquid Crystal Display Co., Ltd.
•	Factory Solutions Business	:	Smart Factory Solutions BD

Supplemental Consolidated Financial Data

for Fiscal 2016 2Q ended September 30, 2015

Panasonic Corporation

<Attachment 4> Reference

Business Division Information for Fiscal 2015 (Sales)

Note:	The figures for each Business Division in fiscal 2015 are conformed to the presentation for fiscal 2016.

yen (billions)

		1st quarter (Apr. - June)	2nd quarter (July - Sep.)	3rd quarter (Oct. - Dec.)	4th quarter (Jan. - Mar.)	Full year (Apr. - Mar.)
AP	Refrigerator BD	33.3	34.7	31.1	24.3	123.4
	Laundry Systems and Vacuum Cleaner BD	39.3	48.3	56.6	45.6	189.9
	Cold Chain BD	21.3	25.9	22.5	23.3	93.0
ES	Lighting BD	69.9	75.7	88.8	83.3	317.7
	Energy Systems BD	98.3	103.9	105.0	107.3	414.5
	Housing Systems BD	91.1	90.6	98.3	86.4	366.5
	Panasonic Ecology Systems Co., Ltd.	36.8	35.9	43.3	44.0	159.9
AVC*1	Mobility Business	46.0	46.0	56.0	62.5	210.5
	Visual and Imaging Business	60.3	68.0	69.4	69.6	267.3
	Communication Business	38.4	39.0	38.6	33.1	149.0
	Vertical Solution Business	69.3	68.7	82.1	88.1	308.3
AIS*2	Automotive Business	161.5	164.1	174.3	182.4	682.3
	Energy Business	125.1	133.7	147.4	152.9	559.0
	Industrial Business	218.8	222.6	214.9	211.0	867.3
	Factory Solutions Business	77.8	85.5	69.1	72.6	305.0

*1	Each business in AVC Networks consists of the following BDs.

•	Mobility Business	:	IT Products BD, Storage BD
•	Visual and Imaging Business	:	Imaging Network BD, Security Systems BD, Visual Systems BD
•	Communication Business	:	Office Products BD, Communication Products BD
•	Vertical Solution Business	:	Avionics BD, Infrastructure Systems BD
*2 Each business in Automotive & Industrial Systems consists of the following BDs.
•	Automotive Business	:	Automotive Infotainment Systems BD, Automotive Electronics Systems BD
•	Energy Business	:	Rechargeable Battery BD, Energy Device BD, Panasonic Storage Battery Co., Ltd.
•	Industrial Business	:	Electromechanical Control BD, Panasonic Semiconductor Solutions Co., Ltd., Device Solutions BD, Electronic Materials BD, Panasonic Liquid Crystal Display Co., Ltd.
•	Factory Solutions Business	:	Smart Factory Solutions BD